Exhibit 19.1

Insider Trading Policy – EXOZYMES, INC.

Policy

Under United States securities laws, it is a crime to buy or sell securities of a company (including stocks, warrants or bonds) while in possession of material, non-public information about the company. Furthermore, it is a crime to pass on such information to others who use it for personal profit if the information was obtained in the course of one’s employment and disclosure violates a duty (of confidentiality or otherwise) owed to the employer. Corporations and “controlling persons” can also be criminally liable unless they take precautions to prevent violations of these laws.

Responsibilities

If a director, officer or any employee has material non-public information relating to eXoZymes, Inc. (together with any subsidiaries, the “Company”), it is the Company’s policy, consistent with the law, that neither that person nor any related person may buy or sell securities of the Company or engage in any other action to take advantage of that information or to pass it on to others.

This policy also applies to information obtained in the course of employment relating to any other company, including customers, suppliers or other companies with whom the Company is considering a transaction. Such information is the property of the Company, and use for personal gain, or disclosure to others who use it for personal gain, is a conversion of Company property for personal use. As such, that improper use of Company property is strictly prohibited.

There are no exceptions for transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure).

Disclosure of Information to Others

The Company is required under Regulation FD of the Federal securities laws to avoid the selective disclosure of material non-public information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. No director, officer or employee should, therefore, disclose information to anyone outside the Company, including family members and friends, or discuss the Company or its business on any internet message board, chat room or any similar or other forum, other than as expressly permitted by the Company.

Definition of Material Information

Always remember that “material information” is broadly defined to include any information that a reasonable investor would consider important in a decision to buy, hold or sell securities (in short, any information that could reasonably be expected to affect the price of the securities).

Common examples of information that is frequently regarded as material are: projections of future earnings or losses that differ from market expectations; news of a pending or proposed merger, acquisition or tender offer; news of a significant sale of assets or the disposition of a subsidiary; changes in dividend policies, the declaration of a new stock split or the offering of additional securities; dividend distributions, changes in management; significant new products or services offerings; or the gain or loss of a substantial customer or supplier. Either positive or negative information may be material.

Twenty-Twenty Hindsight

If securities transactions become the subject of scrutiny they will be viewed after the fact with the benefit of twenty-twenty hindsight. As a result, before engaging in any transaction involving the Company’s securities, any director, officer or employee should carefully consider how the transaction would be viewed in hindsight if a marked increase or decrease in the stock price occurs after the transaction.

Transactions by Family Members

The very same restrictions apply to family members and others living with a person directly subject to the policy. Each director, officer and other employee will also be held responsible for their actions and for the actions of their immediate families and personal households. If a relative living outside such person’s home trades, and thereafter there is a marked increase or decrease in the stock price because of a Company transaction or event, the relative’s trades, and such person’s actions, will be subject to strict scrutiny. For example, in that type of circumstance the Securities and Exchange Commission (“SEC”) frequently begins investigations into whether directors, officers or employees of the company involved a relative who traded on information that was passed from the insider person.

Tipping Information to Others

Whether the information is proprietary information about the Company, information that could have an impact on the Company’s stock price, or non-public information about another company learned in the course of employment, none of such information should be passed on to others. The same legal penalties apply whether or not the distributor of the information, or tipper, actually benefits from another’s actions. The SEC has often successfully asserted substantial penalties against employees who told others about pending transactions even though those employees did not actually trade or profit from their tippees’ trading.

When Information is Public

It is also improper for a director, officer or employee to enter a trade immediately after the Company has made a public announcement of material information, including earnings releases and financial reports. Because the Company’s shareholders and the investing public must be afforded the time to receive the information and process it, as a general rule no director, officer or employee should engage in any transactions until two full business days have elapsed after the information has been released. Thus, if a public announcement is made before the markets open on a Monday, Wednesday generally would be the first day on which these persons could trade. Similarly, if an announcement were made after the close on a Thursday, the following Tuesday generally would be the first day. Obviously, these guidelines are meant to ensure only that the public announcement has been adequately disseminated and, even if the specified time periods following a public announcement have passed, any desired transactions by directors, officers or employees will remain subject to all of the other provisions of this policy.

Additional Prohibited Transactions

Because it is also illegal for certain Company personnel to engage in short-term or speculative transactions involving Company securities, it is the Company’s policy that directors, officers and employees should not engage in any of the following activities with respect to securities of the Company:

1.	Trading in securities on a short-term basis.

○	All employees. The Company encourages (but does not require) that all Company securities purchased by an employee (other than an Insider (as defined below)) should be held for a minimum period of six months before any subsequent resale.

○	Insiders. The Company requires that any director, officer or other employee designated as an insider by the Board of Directors of the Company (“Board”) or the Committee on Insider Trading (either the “Committee”) from time to time (collectively, “Insiders”) refrain from selling any Company securities for a period of six months after the purchase of any Company securities. Similarly, any Insider must refrain from purchasing any Company securities for a period of six months after the sale of any Company securities. (Note that the SEC’s short-swing profit rule – “Section 16” - similarly prevents Insiders from selling any securities within six months of any purchase and from purchasing any securities within six months after any sale.) Insiders of the Company may vary from time to time and will typically include, in addition to the directors and executive officers of the Company, those persons who, because of the nature of their responsibilities, are or are likely to become aware of important Company information.

○	Exceptions. These restrictions do not apply to stock option exercises because option exercises are not regarded as purchases of securities and there is a specific exemption in respect of Section 16 compliance. The restrictions do apply, however, to sales of shares received upon the exercise of an option. Therefore, an Insider may exercise a stock option and immediately sell the option shares. However, if an Insider has purchased other Company shares within the six months prior to the option exercise, he or she may not sell the option shares until the purchased shares have been held for at least six months.

These restrictions also do not apply to share grants received pursuant to an election to receive equity in payment of a portion of a bonus or other award pursuant to any incentive compensation plan of the Company. Share grants received pursuant to such a plan are subject to contractual restrictions on resale as set forth in the applicable compensation plan or award agreement.

2.	Short sales. No Insiders or other employees should ever engage in short sales of Company securities.

3.	Buying or selling puts or calls. No Insiders or other employees should ever engage in the purchase or sale of a put or call option, or any other derivative or hedging transaction, in respect of Company securities.

Company Assistance

Any person who has any questions about specific transactions may obtain additional guidance from the Committee. The Committee is currently comprised of Michael Heltzen (CEO) and Fouad Nawaz (VP Finance). The composition of the Committee may be modified from time to time by the Company’s Board. Remember, however, that the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with the individual. In this regard, it is imperative that good judgment is used at all times.

Pre-Clearance of All Trades by Insiders

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where any director, officer or other employee engages in a trade while unaware of a pending major development), the following procedures will apply:

Except as otherwise set forth below, all transactions in Company securities (acquisitions, dispositions, transfers, etc.) by Insiders must be pre-cleared by the Committee. If an employee has not been previously designated as an Insider and the Company determines that he or she is or may become aware of potentially material information nonetheless, such employee will be notified of his or her Insider status and the rules relating to trading by Insiders will apply to the employee until further notice. Those persons required to pre-clear transactions should contact the Committee through the Company’s VP Finance, or other person designated from time to time, at least two business days in advance of a proposed trade. The Committee will make appropriate inquiries and review and as soon as possible and advise whether or not the Company will permit a trade under the circumstances. The Committee is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade.

This pre-clearance requirement does not apply to stock option exercises, but does cover sales of option shares (that is, the sale of the shares received when an option is exercised). Once pre-cleared, a trade must be initiated within two business days. If a transaction is not initiated within that period, it cannot thereafter be initiated without a second advance clearance.

Blackout Periods

The Company’s announcement of its annual and quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, Insiders can anticipate that, to avoid even the appearance of trading while aware of material non-public information, they will not be pre-cleared to trade in Company securities for periods surrounding the preparation and filing of these results.

Annual Blackout. In relation to the annual financial results, Insiders will not be pre-cleared to trade in Company securities during the period beginning on February 15 and ending two full business days after the issuance of the annual earnings release or the filing of the Company’s 10-K, whichever occurs first. Thus, if annual earnings are released or the 10-K is filed on March 31st, Insiders will not be permitted to trade between February 15 and April 2.

Quarterly Blackout. In relation to the quarterly financial results, Insiders will not be pre-cleared to trade in Company securities during the period beginning the 15th day after the end of the fiscal quarter and ending two full business days after the issuance of the quarterly earnings release or the filing of the 10-Q, whichever occurs first.

For example, assuming the 10-K is due and filed on March 31 and the first, second, and third quarter 10-Qs are due and filed on May 14, August 14, and November 14, respectively, and assuming the two days after the respective 10-K and 10-Q filing dates are both business days, the blackout periods would be as follows:

1.	February 15 through April 2;
2.	April 15 through May 16;
3.	July 15 through August 16; and
4.	October 15 through November 16.

The Company may also on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. Trades by Insiders are also unlikely to be pre-cleared while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

The Committee, acting unanimously, may modify or make exceptions to the Annual Blackout and Quarterly Blackout periods if it determines that upcoming annual and quarterly financial results are not likely to have a material effect on the market for the Company’s securities. The Committee shall announce publicly any such modification or exception at least five (5) business days prior to the commencement of the relevant Annual Blackout or Quarterly Blackout periods.

Vesting of RSU and Similar Securities. Because of the unique tax characteristics of these securities, there is an exception in this policy for sales of the securities issued on the vesting of RSU and similar securities. Provided that the person receiving the securities that has a tax determination date on the date of receipt has no unique material non-public information that otherwise would raise insider liability issues, subject to the event-specific blackout and pre-clearance provisions of this policy, generally the securities recipient will be able to sell the securities during a period not to exceed fifteen (15) business days after the date of receipt. After the fifteen (15) business day period, any sales will be subject to this policy, ignoring this exception.

Event-Specific Blackout. From time to time, an event may occur that is material to the Company and is known by only a few Insiders. So long as such an event remains material and non-public, no Insiders will be permitted to trade in Company securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance request permission to trade in Company securities during an event-specific blackout, the Committee will inform the requester of the existence of a blackout period without disclosing the reason for the blackout. No person made aware of the existence of an event-specific blackout should disclose the existence of the blackout to any other person. The failure of the Committee to designate a person as being subject to an event-specific blackout will not in any event relieve that person of the obligation not to trade while aware of material non-public information.

Reports of Beneficial Ownership

The Company’s directors, executive officers and beneficial owners of ten percent or more of a class of equity securities of the Company are required to file initial reports of their beneficial ownership of any class of the Company’s securities with the SEC on Form 3. Thereafter, each reporting person must file Forms 4 and 5 reporting all reportable changes in beneficial ownership. A report on Form 4 is due for each then-reportable change in beneficial ownership by the second business day after the transaction. A report on Form 5 is due from each reporting person within 45 days after the end of the Company’s fiscal year. All reports on Forms 3, 4 and 5 must be electronically filed. The Company’s VP Finance will assist in the preparation of these reports, but the ultimate responsibility for making sure that all changes in ownership are accurately and promptly reported rests with the individual.

Post-Termination Transactions

If upon termination of an Insiders’ employment with or service to the Company the Insider is in possession of material non-public information, such person may not trade in Company securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this Policy will cease to apply to transactions in Company securities by an Insider upon the expiration of any blackout period that is applicable to Insider transactions at the time of termination of service.

Certifications

From time to time on request from the Committee, each employee, officer and director will be required to certify his or her understanding of and intent to comply with this Policy. In addition, directors and officers will be expected to make this certification no less frequently than annually.